# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Horizon Aircraft Ltd., CIK 0001930021
CUSIP: 64550A107
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 3187 HIGHWAY 35, LINDSAY, British Columbia Canada (A1), K9V 4R1
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075341

## Reporting persons
- Brumder William George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 732,031; shared voting power 0; sole dispositive power 732,031; shared dispositive power 0; aggregate amount beneficially owned 732,031 (1.6% of the class)

## Item 1. Issuer
Name of issuer: New Horizon Aircraft Ltd.

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G is filed by William George Brumder II.
Address of principal business office or, if none, residence:
c/o HoganTaylor LLP
1225 N. Broadway Ave., Ste. 200
Oklahoma City, OK 73103
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on the date hereof, Mr. Brumder held exchange-traded warrants of the Issuer (the "Warrants") exercisable for an aggregate of 461,788 Class A Ordinary Shares, no par value (the "Ordinary Shares"). The Warrants are exercisable at a price of $11.50 per Ordinary Share and first became exercisable 30 days after the consummation of the combination between the Issuer and Pono Capital Three, Inc., which occurred on January 16, 2024, subject to certain conditions. The Warrants expire at 5:00 p.m. EDT on January 12, 2029, or earlier upon redemption or liquidation, subject to certain conditions.

As of the close of business on the date hereof, Mr. Brumder may be deemed to beneficially own 732,819 Ordinary Shares, including 461,788 Ordinary Shares underlying the Warrants held by him.
Percent of class:
The following percentage is based upon 45,263,348 Ordinary Shares outstanding, which is the sum of (i) 45,263,348 Ordinary Shares outstanding as of April 14, 2026, which is the total number of Ordinary Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2026, and (ii) 461,788 Ordinary Shares underlying the Warrants held by Mr. Brumder.

As of the close of business on the date hereof, Mr. Brumder may be deemed to beneficially own approximately 1.6% of the Ordinary Shares outstanding.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brumder William George: /s/ William George Brumder II, William George Brumder II (04/21/2026)